Allied Asset Advisors, Inc.
745 McClintock Drive, Suite 314
Burr Ridge, Illinois 60521

September 16, 2010

VIA EDGAR TRANSMISSION

Mr. John Ganley
U.S. Securities and Exchange Commission
Division of Investment Management
100 “F” Street, N.E.
Washington, DC  20549

RE:	ALLIED ASSET ADVISORS FUNDS (the “Trust”)
Securities Act Registration No: 333-30924
Investment Company Act Registration No: 811-09821
Iman Fund (S000005190)

Dear Mr. Ganley:

This correspondence is being filed in response to your oral comments and suggestions provided to U.S. Bancorp Fund Services LLC, on behalf of the Trust, on September 13, 2010, regarding the Trust’s Post-Effective Amendment (“PEA”) No. 13 to its registration statement.  PEA No. 13 was filed pursuant to Rule 485(a) under the 1933 Act on Form N-1A on July 26, 2010, for the purpose of conforming the Trust’s Prospectus for its series, the Iman Fund (the “Fund”), to the Summary Prospectus Rule as set forth in 17 CFR Parts 230, 232, 239, and 274.

In connection with this response to the comments made by the Staff of the U. S. Securities and Exchange Commission (the “Commission” or the “Staff”), the Trust, on behalf of the Fund, hereby states the following:

(1)
The Trust acknowledges that in connection with the comments made by the Staff on the Form N-1A registration statement, the Staff has not passed generally on the accuracy or adequacy of the disclosure made in the registration statement;

(2)
The Trust acknowledges that Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

(3)	The Trust represents that it will not assert the Staff’s review process as a defense in any action by the Commission or any securities-related litigation against the Trust.

For your convenience, Staff comments have been reproduced in bold typeface immediately followed by the Trust’s responses.

Prospectus

1.
Staff Comment:  With respect to the Summary Section, since the Fund’s “Fees and Expenses of the Fund” table and “Performance” information are incomplete, please forward to the Staff via email completed disclosure as it will appear in the Fund’s 485B filing.

Response:  The Trust responds by stating that this information was sent to John Ganley via email on September 13, 2010.

2.
Staff Comment: In the Summary Section - Principal Investment Strategies, with respect to the sentence in the first paragraph that reads, “To achieve its investment objective, the Fund seeks investments that meet . . .,” please revise to state the specific types of investments in which the Fund invests.  Please make conforming revisions to the Item 9 disclosure.

Response:  The Trust responds by revising the sentence as follows:

“~~To~~ The Fund seeks to achieve its investment objective by ~~, the Fund seeks investments~~ investing in common stocks and equity-related securities of domestic and foreign issuers that meet Islamic principles and whose prices the Fund’s investment advisor, Allied Asset Advisors, Inc. (the “Advisor”), anticipates will increase over the long term.”

3.
Staff Comment: In the Summary Section - Principal Investment Strategies, with respect to the sentence in the first paragraph that reads, “Islamic principles generally preclude investments in certain businesses…and investments in interest bearing debt obligations or businesses that derive a substantial amount of interest income,” the Staff considers the phrase “substantial amount” to be vague.  Please consider revising to indicate more specifically how the Advisor determines whether a company derives too much interest income to be considered an appropriate investment for the Fund.

Response:  The Trust responds by revising the sentence as follows:

“Islamic principles generally preclude investments in certain businesses (e.g., alcohol, pornography and gambling) and investments in interest bearing debt obligations or businesses that derive ~~a substantial amount of~~ interest income as their primary source of income.”

4.
Staff Comment:  In the Summary Section - Principal Investment Strategies, with respect to the first sentence of the second paragraph which identifies the factors the Advisor considers when evaluating securities for purchase, please consider revising to expand on the Advisor’s strategy for selecting investments and more specifically characterize the Fund’s style of investing (i.e., growth, value, etc.).  Please make conforming changes to the Item 9 disclosure.

Response:  The Trust responds by revising the sentence as follows:

“Among the securities that meet Islamic principles, the Advisor will determine a security’s attractiveness for purchase based on a number of factors, including its anticipated value, ~~and~~ record of earnings growth, and possible turn around, among other things.  The Advisor may invest in “growth” or “value” stocks, but it anticipates that a majority of its investments will be of the growth type.”

The Trust also responds by adding the following risk to the Summary Prospectus – Principal Investment Risks section:

“Growth Stock Risk: The risk that growth style companies lose value or move out of favor.  Growth style companies also may be more sensitive to changes in current or expected earnings than the prices of other stocks.”

The Trust also responds by adding the following risk to the Item 9 disclosure:

“Growth Stock Risk:  Growth stocks are stocks of companies believed to have above-average potential for growth in revenue and earnings.  The prices of growth stocks may be more sensitive to changes in current or expected earnings than the prices of other stocks.  Growth stocks may not perform as well as value stocks or the stock market in general.”

5.
Staff Comment:  In the Summary Section - Principal Investment Strategies, please consider revising to include any strategy that the Fund has with regard to investing in securities with specific market capitalizations.  Alternatively, if there is no such strategy, please add language indicating that the Fund invests in companies of all market capitalizations.  Please make conforming changes to the Item 9 disclosure.  The Staff also notes that in the Statutory Prospectus – Frequent Purchases and Redemptions, the last sentence of the first paragraph reads, “In addition, the Fund invests in small cap and other types of investments that are not frequently traded and that may be targets of market timers.”  If the Fund does not have a particular strategy with regard to investing in small capitalization companies, please consider revising this sentence to state that the Fund may invest in small cap securities.

Response:  The Trust responds by revising the Summary Section - Principal Investment Strategies section as follows:

“~~To~~ The Fund seeks to achieve its investment objective by ~~, the Fund seeks investments~~ investing in common stocks and equity-related securities of domestic and foreign issuers that meet Islamic principles and whose prices the Fund’s investment advisor, Allied Asset Advisors, Inc. (the “Advisor”), anticipates will increase over the long term.  ~~Under normal circumstances, the Fund invests its net assets in domestic and foreign securities chosen by the Advisor in accordance with Islamic principles.~~  Islamic principles generally preclude investments in certain businesses (e.g., alcohol, pornography and gambling) and investments in interest bearing debt obligations or businesses that derive ~~a substantial amount of~~ interest income as their primary source of income.  The Fund may invest in companies of all market capitalizations.  Any uninvested cash will be held in non-interest bearing deposits or invested in a manner following Islamic principles.  There ~~is~~ can be no guarantee that the Fund will achieve its investment objective.“

The Trust also responds by revising the Item 9 disclosure as follows:

“~~To~~ The Fund seeks to achieve its investment objective by ~~, the Fund seeks investments~~ investing in common stocks and equity-related securities of domestic and foreign issuers that meet Islamic principles and whose prices the Advisor anticipates will increase over the long term.  ~~Under normal circumstances, the Fund invests its net assets in domestic and foreign securities chosen by the Advisor in accordance with Islamic principles.~~  Islamic principles generally preclude investments in certain businesses (e.g., alcohol, pornography and gambling) and investments in interest bearing debt obligations.  The Fund may invest in companies of all market capitalizations.  Any uninvested cash will be held in non-interest bearing deposits or invested in a manner following Islamic principles.  There ~~is~~ can be no guarantee that the Fund will achieve its investment objective.”

The Trust also responds by removing the last sentence of the first paragraph in the Statutory Prospectus – Frequent Purchases and Redemptions section which reads, “In addition, the Fund invests in small cap and other types of investments that are not frequently traded and that may be targets of market timers.”

6.
Staff Comment: In the Summary Section - Principal Investment Strategies, with regard to the Fund’s investment in foreign securities, please revise to identify whether, as part of its principal investment strategy, the Fund invests in foreign securities from developed markets, emerging markets or both.  If the Fund invests in foreign securities from emerging markets, please add appropriate risk disclosure.  Please make conforming revisions to the Fund’s Item 9 disclosure.

Response:  The Trust responds by adding the following disclosure to the Summary Section –Principal Investment Strategies section and the Item 9 disclosure:

“The Fund normally does not invest in emerging markets securities except for those traded on U.S. exchanges.”

The Trust also responds by revising the Summary Section – Principal Investment Risks section and Item 9 disclosure to modify the “Foreign Securities Risks” disclosure as follows:

“Foreign Securities Risks: The Fund’s investments in securities of non-U.S. companies (“foreign securities”) involve risks relating to adverse political, social and economic developments abroad, as well as risks resulting from the differences between the regulations to which U.S. and non-U.S. companies and markets are subject, including changes in foreign exchange rates.  Non-U.S. companies may not be subject to accounting standards or governmental supervision comparable to U.S. companies, and there may be less public information about their operations.  Non-U.S. markets may also be less liquid and more volatile than U.S. markets.  Non-U.S. markets may offer less protection to investors, and foreign companies may be subject to greater risk of expropriation of assets.  Enforcing legal rights may be difficult, costly and slow.  Transactions in foreign securities may entail higher transaction costs and various administrative difficulties.  The risks described herein are greater in emerging markets.”

7.
Staff Comment: In the Statutory Prospectus - Investment Strategies, with respect to the sentence that reads, “The Fund may invest up to 20% of its total assets in foreign securities,” please revise to make clear that the Fund only considers securities traded in foreign markets and on foreign exchanges to be foreign securities and that ADRs and similar securities are not included in the 20% limit.

Response:  The Trust responds by revising the sentence as follows:

“The Fund may invest up to 20% of its total assets in foreign securities, which the Advisor defines as securities traded in foreign markets and on foreign exchanges.  The Advisor does not consider ADRs, American Depository Shares and other similar receipts or shares traded in U.S. markets to be foreign securities.  ADRs and similar securities are not included in the 20% limit on foreign securities.”

8.
Staff Comment:  In the Summary Section - Performance, with respect to the “Average Annual Total Returns” table, the Staff notes that the Fund is comparing its performance to the Dow Jones Islamic Market USA Index.  Given that the Fund may invest a material amount of its assets in foreign securities traded on domestic exchanges, please explain why you believe this Index is appropriate.  Alternatively, please consider adding the Dow Jones Islamic Market World Index, which the Advisor refers to in the Management’s Discussion of Fund Performance letter in the Annual Report dated May 31, 2010.

Response:  The Trust responds by adding performance for the Dow Jones Islamic Market World Index to the “Average Annual Total Returns” table.

9.	Staff Comment: In the Summary Section - Tax Information, please add a statement that withdrawals from tax-deferred accounts may be taxed later.

Response:  The Trust has considered this comment and believes that additional disclosure is not necessary, based on Item 7 of Form N-1A.  Additionally, the Trust notes that the current disclosure mirrors that provided by the SEC in the Hypothetical Summary Prospectus of Release Nos. 33-8861; IC-28064.

10.
Staff Comment:  In the Statutory Prospectus - Investment Strategies, with respect to the first sentence of the third paragraph which reads, “In addition to common stocks, the Fund may also invest in equity-related securities,” please confirm whether the term “equity-related securities” includes derivative instruments, and if so, please add appropriate language to the Fund’s investment strategies and investment risks.

Response:  The Trust responds by confirming that the term “equity-related securities” refers to “securities that may be converted into or exchanged for common stock or the cash value of common stock.”

11.
Staff Comment:  In the Statutory Prospectus - Management of the Fund, per the requirements of Item 10(a)(2) of Form N-1A, please revise to more specifically describe the Portfolio Manager’s business experience during the past 5 years.  Stating that the Portfolio Manager has been President of the Advisor since 2000 does not sufficiently describe his business experience.

Response: The Trust responds by revising the disclosure as follows:

“Bassam Osman is the portfolio manager solely responsible for the day-to-day investment management of the Fund.  He has managed the Fund since its inception.  He has been a Portfolio Manager and the President of Allied Asset Advisors Funds since 2000.”

Statement of Additional Information

12.
Staff Comment:  In Investment Strategies and Risks – Foreign Securities, it states that the Fund may not invest greater than 20% of its net assets in foreign securities, however, it does not indicate that foreign securities do not include ADRs and similar securities as is disclosed in the Prospectus.  Please revise to include the Advisor’s definition of foreign securities as disclosed in the Prospectus.

Response:  The Trust responds by revising the disclosure as follows:

“Foreign Securities.  As stated in the Fund’s Prospectus, some of the securities purchased by the Fund may be securities of non-U.S. companies (“foreign securities”) traded in foreign markets, though it is not anticipated by the Fund’s Advisor that the Fund will have more than 20% of the Fund’s net assets invested in foreign securities at any given time.  The Advisor defines foreign securities as securities traded in foreign markets and on foreign exchanges, which does not include American Depositary Receipts (“ADRs”) and similar receipts on shares traded in U.S. markets.  Investments in foreign securities involve certain inherent risks, including the following:”

13.
Staff Comment:  In the Management of the Fund table, with respect to the “Other Directorships held by Trustee” column, per the recent SEC final rule “Proxy Disclosure Enhancements,” please revise the column heading to indicate that the information provided covers the past five years.

Response:  The Trust responds by revising the column heading to read:

“Other Directorships held by Trustee during the Past Five Years”

If you have any additional questions or require further information, please contact John Hadermayer, Esq. at (414) 765-6029.

Sincerely,

/s/ Dr. Bassam Osman

President
Allied Asset Advisors, Inc.